FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza approved in the US as 1st-line maintenance treatment with bevacizumab for HRD-positive advanced ovarian cancer

11 May 2020 07:00 BST

Lynparza approved in the US as 1st-line maintenance treatment with bevacizumab for HRD-positive advanced ovarian cancer

Patients treated with Lynparza and bevacizumab lived without disease progression for 37.2 months vs. 17.7 months median for bevacizumab alone

One in two women with advanced ovarian cancer has an HRD-positive tumour

AstraZeneca and MSD Inc., Kenilworth, N.J., US (MSD: known as Merck & Co., Inc. inside the US and Canada) today announced that Lynparza (olaparib) in combination with bevacizumab has been approved in the US for the maintenance treatment of adult patients with advanced epithelial ovarian, fallopian tube or primary peritoneal cancer who are in complete or partial response to 1st-line platinum-based chemotherapy and whose cancer is associated with homologous recombination deficiency (HRD) positive status defined by either a deleterious or suspected deleterious BRCA mutation, and/or genomic instability. Patients will be selected for therapy based on an FDA-approved companion diagnostic test.

The approval by the US Food and Drug Administration (FDA) was based on a biomarker subgroup analysis of the Phase III PAOLA-1 trial which showed that Lynparza in combination with bevacizumab maintenance treatment reduced the risk of disease progression or death by 67% (equal to a hazard ratio of 0.33). The addition of Lynparza improved progression-free survival (PFS) to a median of 37.2 months versus 17.7 months with bevacizumab alone in patients with HRD-positive advanced ovarian cancer.

Approximately one in two women with advanced ovarian cancer has an HRD-positive tumour. For patients with advanced ovarian cancer, the primary aim of 1st-line treatment is to delay disease progression for as long as possible with the intent to achieve long-term remission.

Isabelle Ray-Coquard, principal investigator of the PAOLA-1 trial and medical oncologist, Centre Léon Bérard and President of the GINECO group, said: "Ovarian cancer is a devastating disease. The magnitude of benefit in HRD-positive patients in the PAOLA-1 trial is impactful. The combination of Lynparza and bevacizumab now provides women with HRD-positive advanced ovarian cancer with a new standard of care and I look forward to seeing this translate into clinical practice."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "This approval represents another milestone for Lynparza in patients with ovarian cancer. The median progression-free survival of more than three years offers new hope for more women to delay relapse in this difficult-to-treat disease. These results further establish that HRD-positive is a distinct subset of ovarian cancer, and HRD testing is now a critical component for the diagnosis and tailoring of treatment for women with advanced ovarian cancer."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "Advances in understanding the role of biomarkers and PARP inhibition have fundamentally changed how physicians treat this aggressive type of cancer. Today's approval based on the PAOLA-1 trial highlights the importance of HRD testing at diagnosis to identify those who may benefit from Lynparza in combination with bevacizumab as a 1st-line maintenance treatment."

The full results from the Phase III PAOLA-1 trial were published in The New England Journal of Medicine.

Regulatory reviews are currently underway in the EU, Japan and other countries for Lynparza based on results from the PAOLA-1 trial. As part of a broad development programme, Lynparza is being tested as a monotherapy and in combination across multiple tumour types including as a potential adjuvant treatment of patients with germline BRCA-mutated high-risk HER2-negative primary breast cancer in the Phase III OlympiA trial.

Financial considerations
Following this approval for Lynparza in the US, AstraZeneca will receive from MSD $100m in Collaboration Revenue, anticipated to be booked by the Company during the second quarter of 2020.

Ovarian cancer
Ovarian cancer is the eighth most common cause of death from cancer in women worldwide.1 In 2018, there were nearly 300,000 new cases diagnosed and around 185,000 deaths.2 Most women are diagnosed with advanced (Stage III or IV) ovarian cancer and have a five-year survival rate of approximately 30%.3 Approximately 50% of ovarian cancers are HRD-positive including BRCA1/2 mutation. 4,5 Some 22% of ovarian cancers have a BRCA1/2 mutation.5

For patients with advanced ovarian cancer, the primary aim of 1st-line treatment is to delay progression of the disease for as long as possible and maintain the patient's quality of life with the intent of achieving complete remission.6,7,8,9

In the US, bevacizumab was approved for use in combination with chemotherapy for the 1st-line treatment of advanced ovarian cancer in 2018. Within two years nearly half of all patients with advanced ovarian cancer are receiving this combination treatment.10

PAOLA-1
PAOLA-1 is a double-blind Phase III trial testing the efficacy and safety of Lynparza in combination with bevacizumab vs. bevacizumab alone, as a 1st-line maintenance treatment for newly diagnosed advanced FIGO Stage III-IV high-grade serous or endometroid ovarian, fallopian tube, or peritoneal cancer patients who had a complete or partial response to 1st-line treatment with platinum-based chemotherapy and bevacizumab. AstraZeneca and MSD announced in August 2019 that the trial met its primary endpoint of PFS.

Simultaneously, the Myriad Genetics myChoice CDx test has been approved in the US as a companion diagnostic for Lynparza in this new indication.

Homologous recombination deficiency
HRD, which defines a sub-group of ovarian cancer, encompasses a wide range of genetic abnormalities, including BRCA mutations and beyond. As with BRCA gene mutations, HRD interferes with normal cell DNA repair mechanisms and confers sensitivity to PARP inhibitors including Lynparza.5

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair, such as mutations in BRCA1 and/or BRCA2. Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. Lynparza is being tested in a range of PARP-dependent tumour types with defects and dependencies in the DDR pathway.

Lynparza is currently approved in a number of countries, including those in the EU, for the maintenance treatment of platinum-sensitive relapsed ovarian cancer. It is approved in the US, the EU, Japan, China, and several other countries as 1st-line maintenance treatment of BRCA-mutated advanced ovarian cancer following response to platinum-based chemotherapy. It is also approved in the US, Japan, and a number of other countries for germline BRCA-mutated, HER2-negative, metastatic breast cancer, previously treated with chemotherapy; in the EU, this includes locally advanced breast cancer. Lynparza is approved in the US and several other countries for the treatment of germline BRCA-mutated metastatic pancreatic cancer. Regulatory reviews are underway in several jurisdictions for ovarian, breast, pancreatic and prostate cancers.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, has been used to treat over 30,000 patients worldwide. Lynparza has the broadest and most advanced clinical trial development programme of any PARP inhibitor, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo (selumetinib), a MEK inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and Koselugo in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With six new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investment that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory and Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Cancer.org. (2020). Ovarian Cancer Statistics | How Common Is Ovarian Cancer. Available at: www.cancer.org/cancer/ovarian-cancer/about/key-statistics.html. [Accessed March 2020].
2.   The World Health Organization. IARC. Globocan 2018. Available at: http://gco.iarc.fr/ [Accessed March 2020].
3.   National Cancer Institute. (2019). Cancer Stat Facts: Ovarian Cancer Available at: https://seer.cancer.gov/statfacts/html/ovary.html [Accessed March 2020].
4.   Moschetta et al. (2016). BRCA somatic mutations and epigenetic BRCA modifications in serous ovarian cancer. Annals of Oncology, 27(8), pp.1449-1455.
5.   da Cunha Colombo Bonadio et al. (2018). Homologous recombination deficiency in ovarian cancer: a review of its epidemiology and management. Clinics (Sao Paulo). 2018;73(suppl 1):e450s.
6.   Moore, K. (2018). Maintenance Olaparib in Patients with Newly Diagnosed Advanced Ovarian Cancer. New England Journal of Medicine, 379(26), pp.2495-2505.
7.   Raja et al. 2012. Optimal first-line treatment in ovarian cancer. Annals on Oncology. 23 Suppl 10, x118-127.
8.   NHS Choices, Ovarian Cancer Available at:
https://www.nhs.uk/conditions/ovarian-cancer/treatment/ [Accessed March 2020].
9.   Ledermann et al. (2013). Newly diagnosed and relapsed epithelial ovarian carcinoma: ESMO Clinical Practice Guidelines for diagnosis, treatment and follow-up. Annals of Oncology, 24, pp.vi24-vi32.
10.  AstraZeneca data on file. Kantar Health, Q1 2020.

Adrian Kemp
Company Secretary
AstraZeneca PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 May 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary